To:	DVB Bank SE, as Agent and Security Trustee
Platz der Republik 6
60325 Frankfurt am Main
Germany

September 28, 2011

Dear Sirs:

We refer to the Loan Agreement dated as of March 9, 2011 (the “Loan Agreement”) among (i) STI Spirit Shipping Company Limited, a Marshall Islands corporation, as borrower (the “Borrower”), (ii) Scorpio Tankers Inc., a Marshall Islands corporation, as guarantor (the “Guarantor”), (iii) the banks and financial institutions named in Schedule 1 to the Loan Agreement as Lenders and (iv) DVB Bank SE as Agent (in such capacity, the “Agent”) and Security Trustee (in such capacity, the “Security Trustee”) and as Arranger. Words and expressions defined in the Loan Agreement shall have the same meaning when used herein except as expressly provided in this Letter.

We request that, by countersigning this Letter, you confirm your agreement to amend the terms of Clause 12.4 of the Loan Agreement, presently providing as follows:

“12.4	Minimum interest coverage. Commencing with the third fiscal quarter of 2011, the Guarantor shall maintain a ratio of Consolidated EBITDA to Consolidated Net Interest Expense of not less than 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the second fiscal quarter of 2012, provided that for the third fiscal quarter of 2012 and all periods thereafter such ratio shall be calculated on a trailing four quarter basis.

to read as follows:

“12.4	Minimum interest coverage. Commencing with the third fiscal quarter of 2011, the Guarantor shall maintain a ratio of Consolidated EBITDA to Consolidated Net Interest Expense of not less than 2.00 to 1.00, provided that for the first fiscal quarter of 2013 and all periods thereafter such ratio shall be 2.50 to 1.00. Such ratio shall at all times be calculated on a trailing four quarter basis.”

The Guarantor, by its signature of this Letter, confirms its consent to the amendments to the Loan Agreement set out herein and confirms that the guarantee in Clause 16 of the Loan Agreement remains in full force and effect.

Other than as set out in this Letter, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.

We agree that this Letter shall constitute a Finance Document for the purposes of the Loan Agreement.

The provisions of Clause 32 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter as if set out in full but so that references to “this Agreement” are amended to read “this Letter”. All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.

Yours faithfully

/s/ Brian M. Lee

Brian M. Lee

Secretary

STI Spirit Shipping Company Limited

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Accepted and agreed this       28th      day of September 2011 by:

DVB BANK SE, as Agent on behalf of the Majority Lenders and as Agent and Security Trustee in their own rights By: /s/ Daniel C. Rodgers Name: Daniel C. Rodgers Title: Attorney-in-Fact

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We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Letter and agree in all respects to the same and confirm that the guarantee in Clause 16 of the Loan Agreement shall remain in full force and effect and shall continue to stand as security for the Guaranteed Obligations stated therein.

SCORPIO TANKERS INC., as Guarantor By: /s/ Brian M. Lee Name: Brian M. Lee Title: Chief Financial Officer

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